TSX:GNG

www.goldengoliath.com

FOR IMMEDIATE RELEASE

TSX.V : GNG

February 26, 2008 PR 02/08

US:GGTH-F

Exploration Update

Golden Goliath is pleased to announce that the exploration drilling program on the Company’s Uruachic claims has been going smoothly, with excellent recovery and production, since startup on January 8. On the San Timoteo property, the fourth drill hole of the year (ST-DD-08-4) is underway, with 1,334.44 metres drilled this year. Detailed mapping and structural analysis in the area of holes ST-DD-07 4 and ST-DD-07-8, which were highlighted in the January 18, 2008 press release, have now been completed and the follow up holes for this new zone of mineralization are currently being spotted. One of the two drills at San Timoteo will be dedicated to testing and expanding this near surface mineralized corridor, while the other drill will be used for exploration of the deeper mineralization below the San Martin tunnel and to further extend and delineate the polymetallic veining, about 100 metres south of the tunnel, which was intensifying at the bottom of hole ST-DD-07-10a when the crew ran out of drill rods at a depth of 505 metres. More rods have now been obtained to allow the completion of holes over 600 metres. The Company still has in excess of $4 million in the treasury and drilling is expected to continue throughout 2008.

Over the past month the bulldozer has rehabilitated 3,000 metres of road and has constructed 1,523 metres of new road, including the new access to the historic San Martin mine tunnel. Drill pads in this area will be constructed shortly allowing the Company to drill underneath the old workings.

On La Reforma, where one drill is working, the third hole of the New Year is now underway, with 949.65 metres drilled this year. Following this drill hole the La Reforma drill will be moved to the Las Bolas property to complete a couple of test holes to determine the suitability of the rig for that area. This will also allow time to receive the assay results from the 2008 La Reforma holes, which show intensive silicification and abundant sulphides. The completion of the Las Bolas drill program will follow depending on the Reforma results.

The Company started using a new lab (Inspectorate Labs), with exactly the same analytical procedure, in 2008. The new lab promised a four week turn-around time, as compared with the eight weeks with the previous lab. The first samples were sent to Inspectorate at the end of January and a second batch is about to follow.

The geophysical crew expected in late January for the Induced Polarization survey of the San Timoteo II claim has been delayed. They are now expected to arrive in March. The remaining assay results from 2007 that were still outstanding at the time of the last press release (holes ST-DD-07-10, 10a, 11, 12, 13, 17, 18) have now been received. The most significant intervals are presented in the table below.

Drill Hole Number	From (m)	To (m)	Width (m)	Ag ppm	Au ppm	Zn %	Pb %	Cu ppm
ST-DD-07-10	355.5	360.00	4.5	5.00	0.10	--	--	--
ST-DD-07- 10a	487.5	502.55	15.05	16.43	--	0.51	0.19	0.07
ST-DD-07-11	347.7	365.50	17.80	32.54	0.29	0.25	0.28	0.05
ST-DD-07-12	452.7	461.85	9.15	7.73	0.16	0.11	0.01	0.04
ST-DD-07-12	484.9	495.65	10.75	17.75	0.08	.02	0.04	0.01
ST-DD-07-13	363.70	407.80	44.10	1.80	0.21	0.05	0.02	0.02

Assays are now done Inspectorate Labs using fire assay preparation and AA finish and ICP methods. The QP for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make. To find out more about Golden Goliath visit www.goldengoliath.com.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.